Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111-4006

www.ropesgray.com

Matthew Gaarder-Wang

T +1 415 315 6302

F +1 415 315 4837

matthew.gaarder@ropesgray.com

September 20, 2010

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 63 to the Registration Statement on
Form N-1A of HighMark Funds (the “Trust”)
(File Nos. 033-12608 and 811-05059)

Ladies and Gentlemen:

Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), the Trust is today filing with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 63 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”). The Amendment relates to all series of the Trust except HighMark Global Growth Equity Fund and HighMark International Growth Equity Fund. The Trust is filing the Amendment to (i) conform to the new requirements of Form N-1A and (ii) update certain information.

The Amendment is marked to show changes to the prospectuses, statement of additional information and Part C, with respect to all the series of the Trust, from Post-Effective Amendment No. 61 to the Registration Statement, filed with the Commission on November 25, 2009 pursuant to Rule 485(b) under the Securities Act.

Prior to the effectiveness of the Amendment, the Trust intends to file a post-effective amendment to the Registration Statement, pursuant to Rule 485(b) under the Securities Act, in order to bring the financial statements of the Trust up to date and to file any required exhibits not included in the Amendment.

Please contact me at 415-315-6302 with any comments or questions you might have.

Very truly yours,

/s/ Matthew Gaarder-Wang

Matthew Gaarder-Wang